

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

December 23, 2009

Via Fax & U.S. Mail

Mr. Timothy J. Cope
Chief Financial Officer
130 Cheshire Lane, Suite 101
Minnetonka, Minnesota 55305

      Re: Lakes Entertainment, Inc.
              Form 10-K for the year ended December 28, 2008
              Filed March 13, 2009
              File No. 000-24993

Dear Mr. Cope:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 28, 2008

Selected Financial Data, page 24

1. We note that one of the line items included in the table of selected financial data is titled "earnings (loss) from continuing operations." However, the amount presented for this line item appears to be the amount reported as "gain (loss) from operations" on the statements of earnings (loss), which is different from "earnings (loss) before discontinued operations." To avoid confusion on the part of the investor, please revise future filings to make the title of this line item on the table of selected financial data consistent with the statement of earnings (loss).

Statements of Shareholders' Equity, page 53

2. We note that your statement of shareholders' equity shows the retirement of your convertible preferred stock during the year ended December 28, 2008. Please tell us the nature and terms of the retirement of this stock.

Notes to the Financial Statements

Note 4. Investments in Securities, page 61

3. We note your disclosure that upon acceptance of the offer from UBS, you recorded $4.3 million as the estimated fair value of the Rights with a corresponding credit to interest income. Please explain to us how you calculated the $4.3 million fair value of the rights. Also, in light of the disclosure that you can not sell the ARS to UBS until the period June 30, 2010 through July 2, 2012, please tell us why you believe it is appropriate to record the fair value of this right as an asset at December 28, 2008 and why you believe gain recognition is appropriate.

Note 6. Long-term Assets Related To Indian Casino Projects – Notes Receivable, page 64

4. We note that as of December 28, 2008 you have classified $9.1 million of the Shingle Springs Tribe Note Receivable as a current asset. Please tell us and disclose in future filings the terms of the note and why you believe classification of the $9.1 million as a current asset as of December 28, 2008 is appropriate.

Note 8. Property and Equipment, Net, page 73

5. We note your disclosure that you adjusted the assets associated with the Vicksburg project to their estimated fair value of $5.4 million as of December 28, 2008 and recognized an impairment of approximately $4.0 million. Please explain to us and disclose in future filings how you determined the fair value of

these assets. Also, please tell us the nature of the costs included in the remaining asset balance of $5.4 million and explain to us why you believe such costs are recoverable at December 28, 2008.

Note 11. Stock Options, page 76

6. We note from your disclosure that in connection with the distribution of all of Lakes' shares of WPTE, you adjusted the exercise price on all outstanding stock options and because the adjustment in the exercise prices for outstanding stock options was done to preserve the intrinsic value of the options after the dividend to equate to the value before the dividend, no share based compensation expense was recognized. Please provide us more details about the modification to the exercise price and explain to us how you complied with the guidance in paragraph 51 of SFAS NO. 123R in your accounting for these modifications.

Form 10-Q for the Quarter Ended September 27, 2009

Balance Sheet

7. We note that for the quarter ended September 30, 2009 you have reclassified your investment in ARS securities from a long-term asset to a current asset. In light of your previous disclosures that the investments had been classified as long-term assets due to liquidity issues, please explain to us, and disclose in the liquidity section of MD&A in future filings, why you believe this reclassification is appropriate. Your response and revised disclosure should include the resolution of any liquidity issues.

Note 8. Other Long Term Assets Related to Indian Casino Projects

8. We note your disclosures that in June 2009 you became obligated to pay Mr. Jerry A. Argovitz $1 million per year during the remainder of the seven-year initial term of the management contract with the Shingle Springs Tribe, and in September 2009 it became probable that you will be required to pay Mr. Kevin M. Kean $1 million per year for the remainder of the same management contract. Please tell us why you believe it is appropriate to record these obligations as intangible assets and tell us how the amounts recorded on the balance sheet are calculated or determined.

Note 11. Share Based Compensation

9. We note your disclosure that on September 22, 2009 you offered eligible employees an exchange program for certain stock options. Please explain to us why you believe it was appropriate that no stock compensation expense was recorded for this stock option modification and provide us with the accounting guidance which supports the basis for your conclusion.

Note 15. Kansas

10. We note from your disclosure in Note 3 that your investment in Kansas Gaming Partners LLC is accounted for using the equity method of accounting. In light of your disclosures in Note 15 that you will receive a 16.67% interest in the LLC for a $25 million contribution (of which only $8.4 million has been invested) please tell us, and disclose in the notes to the financial statements in future filings, why you believe the equity method of accounting is appropriate for your investment in this LLC. Assuming the equity method of accounting is appropriate, please revise future filings to include the disclosures required by paragraph 20 of APB 18.

Note 16. Subsequent Event

11. We note your disclosures that in October 2009 you made initial investments of $1.9 million and $2.4 million in Penn Ventures, and Rock Ventures, respectively. Please explain to us, and disclose in future filings, how you have accounted for these investments in your financial statements during the fourth quarter of 2009.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(952) 449-7064